Exhibit 10.33

SUMMARY DESCRIPTION OF THE DIXIE GROUP, INC
2004 ANNUAL INCENTIVE PLAN

The following is a description of the Company's 2004 Incentive Plan ("Plan") for its executive officers (including all individuals who are "named executive officers" for purposes of the Summary Compensation Table disclosures required in the Company's annual Proxy Statement).

Pursuant to the Plan, each executive officer's compensation for the year will consist of his or her Base Salary, plus the opportunity to earn two separate bonus components calculated in accordance with the terms of the Plan - an Annual Incentive Award and a Long-Term Incentive Award. The Plan is administered by the Compensation Committee of the Board of Directors, which determines the range of potential Annual and Long-Term Incentive Award payments that may be earned, the performance criteria for determining the amount earned by each executive, and the form in which Long-Term Incentive Awards will be paid. In order to receive any payout pursuant to either Annual Incentive Awards or Long-Term Incentive Awards under the Plan, an executive must be an employee of the Company at the time when the award is paid.

Annual Incentive Awards

For executive officers whose responsibilities are primarily related to the operations of one or more business units, and for the Chief Executive Officer, the Annual Incentive Award component provides each participant with the opportunity to earn a cash bonus payment ranging from 16.7% to 100% of such participant's Base Salary. For executive officers in this category (other than the CEO), 50% of the amount of the Annual Incentive Award is determined based on the achievement of specified levels of annual business unit earnings before interest and taxes from continuing operations ("EBIT"), 20% of the Annual Incentive Award is determined based on the achievement of specified levels of annual corporate EBIT, and 30% of the Annual Incentive Award is determined based on the achievement of qualitative individual performance goals set by the Compensation Committee. For the CEO, 70% of the amount of the Annual Incentive Award is determined based on the achievement of specified levels of annual corporate EBIT and 30% of the Award is determined based on qualitative individual performance goals set by the Compensation Committee.

For executive officers whose responsibilities are primarily related to corporate-level administration, the Annual Incentive Award component provides each participant with the opportunity to earn a cash bonus payment ranging from 7.5% to 60% of such participant's Base Salary, with 70% of the amount of the Annual Incentive Award determined based on the achievement of specified levels of annual corporate EBIT and 30% of the Award based on the achievement of qualitative individual performance goals set by the Compensation Committee.

For all participants, the Compensation Committee will condition the payment of any Annual Incentive Award compensation on the achievement of specified minimum "threshold" levels for one or more elements of the applicable bonus formula. Annual Incentive Awards earned under the Plan will be paid to participants in cash not later than March 15, 2005.

Long-Term Incentive Awards

In the event that an executive achieves at least the performance levels required to receive a minimum "threshold" payout under the Annual Incentive Award component of the Plan, he or she also will receive an additional Long-Term Incentive Award, the value of which will be equal to either (a) 2 times the amount of the Annual Incentive Award earned for executive officers whose responsibilities are primarily related to the operations of one or more business units, and for the Chief Executive Officer, or (b) 0.5 to 1.5 times the amount of the Annual Incentive Award earned for executive officers whose responsibilities are primarily related to corporate-level administration.

The Company's present intention is that one-half of the amount of the Long-Term Incentive Award for each participant will be paid in the form of a restricted stock award issued under the Company's Stock Incentive Plan (valued based on the market price at the time of issue and vesting in three equal annual installments) and the other half of the amount of the Long-Term Incentive Award will be paid in the form of a stock option issued under the Stock Incentive Plan and having a six-year term (with the number of shares determined based on a valuation using the Black-Scholes method at the date of grant and vesting in four equal annual installments, beginning on the second anniversary of the date of grant). Long-Term Incentive Awards earned under the Plan will be paid to participants not later than March 15 of the following year. The Compensation Committee retains discretion to provide for the payout of Long-Term Incentive Awards in any other form of consideration, including cash payments, that the Compensation Committee may determine at the time of such payout.

2004 Base Salary Levels for Named Executive Officers

The following are the base salary levels that will be used in calculating any incentive awards under the Plan for each of the executive officers required to be named in the Summary Compensation Table of the Company's annual Proxy Statement:

Officer's Name and Title	2004 Base Salary

Daniel K. Frierson
  Chairman of the Board and
  Chief Executive Officer
	$500,000

Kenneth L. Dempsey
  Vice President and President,
  Masland Carpets
	$215,000

David E. Polley Vice President, Marketing	$215,000
Gary A Harmon Vice President and Chief Financial Officer	$195,000

Royce R. Renfroe
  Vice President and President,
  Fabrica International
	$215,000